SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 6)*

Under the Securities Exchange Act of 1934

QTS Realty Trust, Inc.

(Name of Issuer)

Class A common stock, $0.01 par value per share

(Title of Class of Securities)

74736A 103

(CUSIP Number)

Matt N. Thomson

General Counsel

QTS Realty Trust, Inc.

12851 Foster Street

Overland Park, Kansas 66213

(913) 814-9988

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

November 6, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	Names of reporting persons Chad L. Williams
(2)	Check the appropriate box if a Member of a Group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds PF, WC, OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole voting power 7,133,162 *
	(8)	Shared voting power 0
	(9)	Sole dispositive power 7,133,162 *
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 7,133,162 *
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 10.0**%
(14)	Type of reporting person IN

*Consists of: (A) 165,901 shares of Class A common stock, $0.01 par value per share (“Class A common stock”), (B) 126,366 shares of Class B common stock, $0.01 par value per share (“Class B common stock”), which are redeemable for a maximum of 126,366 shares of Class A common stock, (C) 6,192,000 Class A units of QualityTech, LP, (“the Operating Partnership”), which are redeemable for a maximum of 6,192,000 shares of Class A common stock and (D) 648,895 options to purchase Class A common stock, which are exercisable or will become exercisable within 60 days of the date of filing this schedule, for a maximum of 648,895 shares of Class A common stock.

** Assumes a total of 64,307,096 shares of Class A common stock are outstanding as of October 28, 2020, as increased by the right to acquire additional Class A common stock as described herein.

EXPLANATORY NOTE

This Amendment No. 6 (“Amendment No. 6”) to Schedule 13D relates to the shares of Class A common stock, $0.01 par value per share (the “Class A common stock”), of QTS Realty Trust, Inc., a Maryland corporation (the “Issuer”), and is being filed to amend the Schedule 13D filed with the Securities and Exchange Commission on October 25, 2013, as amended (the “Schedule 13D”).  The Issuer is the general partner of the Operating Partnership.  As disclosed in more detail in Item 5 below, Chad L. Williams (the “Reporting Person”), currently owns (A)  165,901 shares of Class A common stock, (B)  126,366 shares of Class B common stock, which are redeemable for a maximum of 126,366 shares of Class A common stock, (C)  6,192,000 Class A units of the Operating Partnership (the “Class A units”), which are redeemable for a maximum of 6,192,000 shares of Class A common stock, and (D) 648,895 options to purchase Class A common stock, which are exercisable or will become exercisable within 60 days of the date of filing this schedule, for a maximum of 648,895 shares of Class A common stock.   Pursuant to the terms of the Class A units, the Reporting Person may redeem the Class A units for cash or, at the Issuer’s election, shares of the Issuer’s Class A common stock. Pursuant to the Issuer’s Articles of Amendment and Restatement, as amended, the Class B common stock automatically convert into Class A common stock in certain circumstances and is convertible at any time into Class A common stock at the option of the holder.

Unless otherwise indicated, each capitalized term used but not defined in this Amendment No. 5 shall have the meaning assigned to such term in the Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended and replaced in its entirety with the following:

(a)  As of the date of this report, the Reporting Person is deemed to beneficially own an aggregate of 7,133,162 shares of Class A common stock. As noted above, the shares of Class A common stock the Reporting Person is deemed to beneficially own is based upon the Reporting Person’s beneficial ownership of 165,901 shares of Class A common stock, 126,366 shares of Class B common stock (which are redeemable for a maximum of 126,366 shares of Class A common stock), 6,192,000 Class A units (which may be redeemed by the Reporting Person for cash or, at the Issuer’s election, for a maximum of 6,192,000 shares of the Issuer’s Class A common stock) and 648,895 options to purchase Class A common stock (which are exercisable or will become exercisable within 60 days of the date of filing this schedule for a maximum of 648,895 shares of Class A common stock).

The Reporting Person’s holdings represent approximately 10.0% of the outstanding class of Class A common stock, based upon a total of 64,307,096 shares of Class A common stock outstanding as of October 28, 2020, as increased by the right to acquire additional Class A common stock as described herein.

(b) Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 7,133,162

ii.	Shared power to vote or to direct the vote: 0

iii.	Sole power to dispose or to direct the disposition of: 7,133,162

iv.	Shared power to dispose or to direct the disposition of: 0

(c) On November 4, 2020 the Reporting Person sold 27,579 shares of Class A common stock pursuant to a Rule 10b5-1 trading plan previously adopted by the Reporting Person (the “Rule 10b5-1 Plan”) at a weighted average price of $65.2923 per share. The shares were sold at prices ranging from $65.00 to $65.99, inclusive. On November 4, 2020 the Reporting Person also sold 1,870 shares of Class A common stock pursuant to the Rule 10b5-1 Plan at a weighted average price of $66.0245 per share. The shares were sold at prices ranging from $66.00 to $66.06, inclusive. On November 4, 2020, prior to such sales, 29,449 shares of Class A common stock were acquired upon the redemption of 29,449 Class A units of the Operating Partnership and 601 shares of Class A common stock were acquired upon the automatic conversion of 601 shares of Class B common stock in connection with the redemption of the Class A units of the Operating Partnership.

On November 5, 2020, the Reporting Person sold 44,279 shares of Class A common stock pursuant to the Rule 10b5-1 Plan at a weighted average price of $65.6833 per share. The shares were sold at prices ranging from $65.16 to $66.12, inclusive. On November 5, 2020, prior to such sale, 44,279 shares of Class A common stock were acquired upon the Reporting Person’s redemption of 44,279 Class A units of the Operating Partnership and 904 shares of Class A common stock were acquired upon the automatic conversion of 904 shares of Class B common stock upon the redemption of the Class A units of the Operating Partnership.

On November 6, 2020, the Reporting Person sold 33,829 shares of Class A common stock pursuant to the Rule 10b5-1 Plan at a weighted average price of $65.6723 per share. The shares were sold at prices ranging from $65.14 to $66.04, inclusive. On November 6, 2020, the Reporting Person also sold 4,580 shares of Class A common stock pursuant to the Rule 10b5-1 Plan at a weighted average price of $66.4104 per share. The shares were sold at prices ranging from $66.15 to $66.59, inclusive. On November 6, 2020, prior to such sales, 26,272 shares of Class A common stock were acquired upon the Reporting Person’s redemption of 26,272 Class A units of the Operating Partnership and 537 shares of Class A common stock were acquired upon the automatic conversion of 537 shares of Class B common stock upon the redemption of the Class A units of the Operating Partnership.

On November 9, 2020, the Reporting Person sold 3,095 shares of Class A common stock pursuant to the Rule 10b5-1 Plan at a weighted average price of $66.2543 per share. The shares were sold at prices ranging from $65.74 to $66.63, inclusive. On November 9, 2020, the Reporting Person also sold 2,229 shares of Class A common stock pursuant to the Rule 10b5-1 Plan at a weighted average price of $67.2644 per share. The shares were sold at prices ranging from $66.84 to $67.75, inclusive.

The Reporting Person undertakes to provide, any security holder of the Company or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth above.

(d) Not applicable.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 6 to Schedule 13D is true, complete and correct.

Dated: November 16, 2020

/s/ Chad L. Williams
Chad L. Williams

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